UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-267477

QUALTEK SERVICES INC.

Additional Registrants Listed on Schedule A Hereto

(Exact name of registrant as specified in its charter)

475 Sentry Parkway E, Suite 200

Blue Bell, PA 19422

(484) 804-4585

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Convertible Notes due 2027 and Guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On July 14, 2023 (the “Effective Date”), QualTek Services Inc. (the “Company”) emerged from bankruptcy pursuant to that certain Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (Technical Modifications) (the “Plan”) approved and confirmed by the United States Bankruptcy Court for the Southern District of Texas on June 30, 2023. As of the Effective Date, pursuant to the Plan, the Company’s senior convertible notes due 2027 (the “Convertible Notes”) and the guarantees thereof outstanding prior to the effectiveness of the Plan were deemed canceled and extinguished. This Form 15 is intended to terminate and suspend all filing obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Convertible Notes and the guarantees thereof.

Schedule A

Exact Name of Additional Registrants (1)	Commission File Number
QualTek LLC	333-267477-01
QualTek Wireline LLC	333-267477-14
QualSat, LLC	333-267477-04
AdvanTek Electrical Construction, LLC	333-267477-07
QualTek Wireless LLC	333-267477-10
Site Safe, LLC	333-267477-09
QualTek Recovery Logistics LLC	333-267477-12
QualTek Fulfillment LLC	333-267477-02
QualTek Renewables LLC	333-267477-11
QualTek Buyer, LLC	333-267477-03
QualTek MidCo, LLC	333-267477-13
QualTek Management, LLC	333-267477-08
NX Utilities ULC	333-267477-05
Concurrent Group LLC	333-267477-06

(1)	The address for each additional registrant is 475 Sentry Parkway E, Suite 200, Blue Bell, PA 19422, and the telephone number for each additional registrant is (484) 804-4500.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK SERVICES INC.

Date: July 20, 2023	By:	/s/ Christopher S. Hisey
Name: Christopher S. Hisey
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK WIRELINE LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALSAT, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADVANTEK ELECTRICAL CONSTRUCTION, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK WIRELESS LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SITE SAFE, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK RECOVERY LOGISTICS LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK FULFILLMENT LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK RENEWABLES LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK BUYER, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NX UTILITIES ULC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK MIDCO, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK MANAGEMENT, LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CONCURRENT GROUP LLC

Date: July 20, 2023	By:	/s/ Matthew J. McColgan
Name: Matthew J. McColgan
Title: Chief Financial Officer